                                                                                             --------------------------
---------                           U.S. SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
 FORM 3                                     Washington, D.C. 20549                           --------------------------
--------                                                                                     OMB Number     3235-0104
                            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          Expires: December 31, 2001
                                                                                             Estimated average burden
                                                                                             hours per response...0.5
                    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,  --------------------------
                                   Section 17(a) of the Public Utility
            Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*    2. Date of Event   4. Issuer Name and Ticker or Trading Symbol
Kimberlin        Kevin       B.                Requiring
                                               Statement          Careside, Inc. (CSA)
                                               (Month/Day/Year)
------------------------------------------                     ---------------------------------------------------------------------
      (Last)     (First)       (Middle)     6/15/99            5. Relationship of Reporting Person(s) to Issuer  6. If Amendment,
                                                                              (Check all applicable)                Date of Original
 535 Madison Avenue, 18th Floor             ---------------                                                         (Month/Day/Year)
                                            3. IRS                     Director    X  10% Owner                     6/14/99
                                               Identification      ---            ---
                                               Number of               Officer (give        Other
------------------------------------------     Reporting Person,   ---     title below)  ---  (specify below)
               (Street)                        if an Entity
New York      New York         10011           (voluntary)
                                                                                                                 7. Individual or
                                                                                                                   Joint/Group
                                                                                                                   Filing (Check
                                                                                                                   Applicable Line)
                                                                                                                 X Form filed by One
                                                                                                                -- Reporting Person
                                                                                                                   Form filed by
                                                                                                                -- More than One
                                                                                                                   Reporting Person

------------------------------------------------------------------------------------------------------------------------------------
      (City)          (State)            (Zip)                           TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                                            2. Amount of        3. Ownership Form:   4. Nature of Indirect
   (Instr. 4)                                                      Securities          Direct (D) or        Beneficial Ownership
                                                                   Beneficially        Indirect (I)          (Instr. 5)
                                                                   Owned               (Instr. 5)
                                                                   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                    371,090                 I                See Note (1)
Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                         55,760                 I                See Note (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                        339,041                 I                See Note (3)
------------------------------------------------------------------------------------------------------------------------------------
    (1) Held by Oshkim Limited Partners, L.P., a Nevada limited partnership (`Oshkim"), of which the reporting person is the general partner.
    (2) Held by Spencer Trask Securities, Incorporated ("STSI"), a Delaware corporation and wholly owned subsidiary of Spencer Trask
    Holding, Inc., a Delaware corporation ("STHI"), of which the reporting person is the controlling shareholder.
    (3) Held by Kevin Kimberlin Partners, L.P., a Delaware limited partnership ("KKP"), of which the reporting person is the general partner.
------------------------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially                                            (Over)
owned directly or indirectly.                                                                                        SEC 1473 (3-99)
*If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).

FORM 3 (continued)Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security        2. Date        3. Title and Amount    4. Conver-     5. Ownership     6. Nature of Indirect
   (Instr. 4)                             Exercisable    of Securities          sion or        Form of          Beneficial Ownership
                                          and            Underlying             Exercise       Derivative       (Instr. 5)
                                          Expiration     Derivative             Price of       Security:
                                          Date           Security               Deriv-         Direct
                                                         (Instr. 4)             ative          (D) or
                                          (Month/Day/                           Security       Indirect
                                          Year)                                                (I)
                                                                                               (Instr.
                                                                                               5)



                                       --------------------------------------------------
                                       Date     Expira-                  Amount
                                       Exer-    tion                       or
                                       cisable  Date       Title         Number
                                                                          of
                                                                         Shares
------------------------------------------------------------------------------------------------------------------------------------
Warrants to purchase Common Stock      5/19/97  3       Common Stock     20,517   $5.20          I                See Note (4)
                                                years
                                                from
                                                IPO
                                                Closing
------------------------------------------------------------------------------------------------------------------------------------
Warrants to purchase Common Stock      5/19/97  3       Common Stock    157,181   $5.20          I                See Note (5)
                                                years
                                                from
                                                IPO
                                                Closing
------------------------------------------------------------------------------------------------------------------------------------
Warrants to purchase Common Stock      7/9/98   3       Common Stock     38,095   $6.76          I                See Note (6)
                                                years
                                                from
                                                IPO
                                                Closing
------------------------------------------------------------------------------------------------------------------------------------
Warrants to purchase Common Stock      7/9/98   3       Common Stock    120,556   $6.76          I                See Note (7)
                                                years
                                                from
                                                IPO
                                                Closing
------------------------------------------------------------------------------------------------------------------------------------
    Explanation of Responses:
    (4)  Held by Oshkim, of which the reporting person is the general partner.
    (5)  Held by STSI, wholly owned subsidiary of STHI, of which the reporting person is the controlling shareholder.
    (6)  Held by KKP of which the reporting person is the general partner.
    (7)  Held by STSI, wholly owned subsidiary of STHI, of which the reporting person is the controlling shareholder.

------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:


                                                                          /s/ Kevin B. Kimberlin                   February 15, 2002
**Intentional misstatements or omissions of facts               ---------------------------------------------     ------------------
constitute Federal Criminal Violations.                               **Signature of Reporting Person                   Date
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                  Kevin B. Kimberlin

Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient,
        See Instruction 6 for procedure.
                                                                                                                             Page 2
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                           SEC 1473 (3-99)